OMV Aktiengesellschaft

OMV Investor News

May 17, 2005
7.00am (UK time) – 8.00am (CET)

OMV and Gazexport: New Contract for the Transport of Natural Gas to Western Europe

- **A total of approximately 4.4 bcm of natural gas from Gazexport via the West-Austria-Gaspipeline**
- **Contract term of 20 years (from 2007 until 2027)**
- **OMV to invest around EUR 260 million to expand WAG capacities by 4 bcm to 11 bcm per year**

On May 15 OMV Gas GmbH, a wholly owned subsidiary of OMV Aktiengesellschaft, and Gazexport Ltd. Moscow, signed a transport contract on quantities of natural gas for the West-Austria-Gaspipeline (WAG). Wolfgang Ruttenstorfer, CEO of OMV, commented: "This contract is another milestone in the almost 40 years of cooperation between OMV and Gazexport. It is important for securing a long-term supply of natural gas for Europe. The deal will also increase the significance of OMV's Baumgarten gas distribution station as a key European natural gas hub." OMV Gas already transports approximately 50 bcm of natural gas through its Austrian pipeline network. Of this amount, the transit volume for Western, Eastern and Southern Europe is around 43 bcm annually. This is approximately a third of all Russian gas exports to Europe.

In the new contract Gazexport authorizes OMV to transport approximately 4.4 bcm of Russian natural gas, annually to 2027, from the Slovakian border near Baumgarten through Austria, to the German border near Überackern (Burghausen). A massive expansion of the WAG system will be needed to achieve this, and OMV already plans to invest around EUR 260 million in the project.

The expansion will be carried out in three stages and will increase the annual capacity of the pipeline from 7 bcm to 11 bcm. Construction will begin this year, and the first stage of expansion should be completed in the fall of 2007, bringing an additional capacity of 1.9 bcm per year into operation. The second stage of expansion is expected to be completed in 2008, adding a further annual capacity of 0.6 bcm. The last stage should be finalized by 2011, contributing an additional capacity of 1.44 bcm per year.

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Background information:

OMV - successful in the gas market

OMV Gas GmbH has an approximately 2,000 km long gas pipeline network in Austria, as well as three storage facilities. The pipelines supply natural gas not only to Austria, but also to Germany, Italy, France, Slovenia, Croatia and Hungary. As an important part of the European natural gas network, the OMV pipeline network also integrates the gas supply systems of these countries. By 2008 OMV plans to further strengthen its position as an important gas supplier in Central Europe. OMV's extensive liberalization expertise – Austria has the most liberalized gas market in continental Europe – is a competitive advantage in view of the upcoming liberalization in the new EU Member States.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 8 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion bcm of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51,005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's results.

Gazexport

As a wholly owned subsidiary of the world's largest natural gas producer, OAO Gazprom, Moscow, Gazexport Ltd. Moscow is responsible for natural gas exports. Gazexport is the worldwide leader in gas exports and meets over a fourth of the European demand for gas. In three decades of activity, over 2,700 bcm of natural gas have been delivered from Russia to customers in Europe. Currently, Gazexport supplies 27 European countries and the CIS. In 1968 OMV was the first Western European company to conclude a long-term contract for gas deliveries with the former USSR. OMV Gas GmbH is today the most important Austrian business partner of OAO Gazprom.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January-March and Q1 2005** on May 25, 2005

Move & More. OMV